December 4, 2009

Ms. Julie Sherman, Accounting Reviewer

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Methode Electronics, Inc.

Form 10-K for the Fiscal-Year ended May 2, 2009

Definitive Proxy Statement filed August 6, 2009

File No. 001-33731

Dear Ms. Sherman:

This letter sets forth the response of Methode Electronics, Inc. (the “Company”) to the Commission’s comment letter dated November 18, 2009.  The Company has reproduced the Staff’s question and indicated its response thereafter.  The Company has reviewed this response with outside legal counsel.  The Company believes that the following response appropriately addresses the Staff’s comment.

Definitive Proxy Statement filed August 6, 2009

Performance-Based Targets, Page 20

1.                                       Comment:                                        We note your response to prior comment 9.  With respect to the omission of pre-tax margins related to the company, we request that you provide additional analysis.  Specifically, the causal connection between the disclosure of past performance targets and any present or future competitive harm is not clear.  If you believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion.  We request that you address, with greater specificity, how the disclosure of performance targets for a past fiscal year might be expected to affect the particular business decisions of your competitors and suppliers and, in so doing, place you at a competitive disadvantage.  Refer to Instruction 4 of Item 402(b) of Regulation S-K.

Response:                                        As discussed in detail in our response to prior comment 9 and in reliance on Instruction 4 to Item 402(b) of Regulation S-K, we intend to exclude from our 2010 Proxy Statement those performance targets that relate to pre-tax margins.  We have set forth below additional information regarding the causal connection between the disclosure of this information and the competitive harm to the Company.

As previously disclosed to the Staff, these performance targets include the following: (i) the Company attaining a minimum amount of new business with a minimum pre-tax margin and (ii) a non-reporting business unit or a product line attaining a minimum amount of new business with a minimum pre-tax margin.  The performance target under (i) is applicable only to our chief executive officer. The performance targets under (ii) apply to three executive officers and relate to one business unit and four product lines.  We stress again that none of these margins are disclosed in any of our other SEC filings.  We believe that we would suffer competitive harm from both our competitors and our customers if this confidential commercial or financial information is disclosed.

Competitive Harm from Competitors.  We note that substantially all of these pre-tax margins apply to newer products or technologies and/or new geographic regions targeted for expansion.  We believe that the Company will be subject to extreme competition as it attempts to expand into these new products, technologies and geographic regions.  As you would expect, the Company will only allocate the necessary resources to develop this technology and expand into these new products or regions if it is able to obtain certain minimum pre-tax margins on the relevant products.  A competitor having information regarding these pre-tax margins, even on a historical basis, would be able to use this information to compete on pricing and/or alternative technological solutions.  The Company does not expect to have any information regarding the pre-tax margins of the relevant competitors.  Moreover, while historic, the Company seeks to maintain pre-tax margins at relatively consistent, if not even wider levels.  Thus, disclosure in one year could be used by competitors as an indication of likely margins in subsequent periods.

In order to make our point, we submit a hypothetical example.  In the event the Company is able to develop a larger presence in a new region, it will experience more competition from competitors.  If a competitor is aware of our targeted pre-tax margins for the relevant product, it would have a strong indicator of the Company’s likely “first round” pricing.  With this knowledge, we believe the competitor could consistently submit lower pricing.  In such cases, the Company is not likely to be awarded this new business.  Additionally, over time, the Company may gain a reputation as being the more expensive supplier, and being put into a “non-preferred” category at the inception of entering a new market with new competitors.  In such a case, the Company would seriously consider exiting the market, thus impairing its own stability, growth goals and, most importantly, competitiveness.

Competitive Harm from Customers.  The disclosure of these pre-tax gross margins would also cause us to suffer competitive pricing harm because our customers would have useful information regarding our margins to negotiate lower prices for specific products.  This raises a substantial concern since many of our products are subject to multi-year production runs with annual price negotiations.  This is a particular concern with respect to our automotive customers in this recession when these customers are aggressively seeking to lower their costs.

In support of our point, we submit a second hypothetical example.  An automotive OEM awards the Company a purchase order to furnish a single sensor product that employs new patented technology.  This product will replace two sensors and is priced below the aggregate price for the two sensors being replaced.  This is a win-win situation for both the Company and the automotive OEM.  However, if the automotive OEM customer realized that a Company executive earned a portion of his annual bonus based on achieving double-digit pre-tax margins on this type of product, they could use this knowledge to push for lower pricing, thereby also impairing the Company’s profitability and competitiveness.  In the Company’s experience, automotive OEMs deem single-digit margins adequate for their suppliers.  Additionally, we are aware that at least one automotive OEM customer has reviewed our SEC filings and listened to the Company’s quarterly earnings conference call.

Timken Company v. United States Customs Service.  Finally, as we previously noted, we stress that the U.S. District Court, District of Columbia has suggested that disclosure of a company’s profit margin could cause competitive harm.  In Timken Company v. United States Customs Service, 491 F. Supp. 557 (D.D.C. 1980), the court noted that disclosure of profit margin could give a company’s competitors insight into the company’s “competitive strengths and weakness.” Id. at 559.  As such, the court concluded that disclosure of certain sensitive information that could be used to calculate a company’s cost of production could result in substantial competitive injury. Id. at 559-60.

For the reasons set forth above, we believe that the Company would suffer competitive harm from both our competitors and our customers if these pre-tax margins are disclosed, even on a historical basis.  As such, we intend to exclude this information from our 2010 Proxy Statement in reliance on Instruction 4 to Item 402(b) of Regulation S-K.

*  *  *  *

Thank you for your consideration in these matters.  If you have any further questions regarding these matters, please do not hesitate to contact me.

Very truly yours,

/s/ Douglas A. Koman
Douglas A. Koman
Chief Financial Officer